Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
September 8, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Madeleine Joy Mateo
Christian Windsor
Lory Empire
Michael Volley
Re: Klarna Group plc
Registration Statement on Form F-1
Filed September 2, 2025, as amended
File No. 333-285826
Acceleration Request
Requested Date: September 9, 2025
Requested Time: 4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on September 9, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Davis Polk & Wardwell LLP, may request by telephone to the staff of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.
[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC,

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By: /s/ Danielle Freeman
Name: Danielle Freeman
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By: /s/ Blair Seideman
Name: Blair Seideman
Title: Executive Director

MORGAN STANLEY & CO. LLC

By: /s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director
[Signature Page to Underwriters’ Acceleration Request Letter]